Exhibit 99.3

PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF SHARES, THE ISSUE OF ELEVA ALIMENTOS S.A., BY PERDIGÃO S.A.

BETWEEN

ELEVA ALIMENTOS S.A.

AND

PERDIGÃO S.A.

DATED NOVEMBER 13 2007

PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF SHARES, THE ISSUE OF ELEVA ALIMENTOS S.A., BY PERDIGÃO S.A.

By this private instrument, the parties identified below:

a.                                       ELEVA ALIMENTOS S.A., a publicly held company with registered offices at Avenida das Indústrias, 720, in the city of Porto Alegre, in the state of Rio Grande do Sul, enrolled in the Corporate Taxpayers’ Register (CNPJ/MF) under number 92.776.665/0001-00 (“Eleva”), in this act represented pursuant to its corporate bylaws, as a corporation, the shares of which shall be incorporated; and

b.                                      PERDIGÃO S.A., a publicly held company with registered offices at Avenida Escola Politécnica, 760, in the city and state of São Paulo, enrolled in the Corporate Taxpayers’ Register (CNPJ/MF) under the number 01.838.723/0001-27 (“Perdigão”), in this act represented pursuant to its corporate bylaws as the incorporating entity;

have witnessed and signed this Protocol and Justification for Incorporation of Shares, the Issue of Eleva Alimentos S.A. by Perdigão S.A. (“Protocol and e Justification”), pursuant to articles 224 and 225 of Law 6,404/76, as amended (“Corporation Act”).

WHEREAS,  on October 30 2007, Perdigão, Eleva and the controlling shareholders of Eleva have signed a share purchase and other covenants agreement through which the terms and conditions for the acquisition by Perdigão of the totality of the shares issued by Eleva and held by its controlling shareholders (“Purchase Agreement”) have been established;

WHEREAS, pursuant to the Purchase Agreement and in accordance with the announcement to the market published on October 30 2007, the acquisition of Eleva involves several stages including, among others, (a) the acquisition by Perdigão of 23,170,156 shares of Eleva held by its controlling shareholders, (b) the holding of a public offering for the acquisition of shares of Eleva’s minority shareholders by Perdigão (“POS”), and (c) the incorporation of shares of Eleva by Perdigão (“Incorporation of Shares”); and

WHEREAS stages (a) and (b) above are in progress and that the managements of Perdigão and Eleva intend, through the intermediary of this Protocol and Justification, to establish the terms and conditions proposed for stage (c), that is, the Incorporation of Shares;

NOW THEREFORE the managements of Perdigão and Eleva, as set forth in article 252 of Corporation Act, do hereto subscribe to this Protocol and Justification pursuant to the terms and conditions as follows.

FIRST CLAUSE

NUMBER, TYPE AND CLASS OF SHARES TO BE ASSIGNED

1.1.                             Number, Type and Class of Shares to be Assigned. As a consequence of the Incorporation of Shares, 1 (one) new common share, the issue of Perdigão, shall be assigned for each 1.74308855 common share issued by Eleva. Perdigão and Eleva have no preferred shares.

1.2.                             Criterion Used to Determine the Exchange Ratio. The established exchange ratio was determined on the basis of the criterion of economic value, using the discounted cash flow method in accordance with the valuation report in Attachment I.

1.3.                             Share Fractions. The fractions of shares arising from the substitution of the position of each  shareholder of Eleva shall be rounded down to the nearest whole number and the difference shall be paid in cash by Perdigão within a period of 3 (three) business days as from the receipt of the product of the sale on the São Paulo Stock Exchange by Perdigão for the shares corresponding to totality of the fractions.

SECOND CLAUSE

VALUATION CRITERIA OF THE SHAREHOLDERS’ EQUITY OF PERDIGÃO AND ELEVA

2.1.                             Valuation on the Basis of Economic Value. For the purposes of the increase in Perdigão’s capital pursuant to the Incorporation of Shares and for determining the exchange ratio pursuant to Clause 1.1, Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) was hired to evaluate Eleva and Perdigão on the basis of their economic values, using the discounted cash flow method and having as baseline date, September 30 2007, according to the valuation report in Attachment I (“Economic-Financial Evaluations”).

2.2.                             Valuation of Shareholders’ Equity on the Basis of Market Prices. Pursuant to article 264 of the Joint Stock Companies Law, Planconsult Planejamento e Consultoria Ltda. was selected as the specialized company to prepare the shareholders equity valuation report of Perdigão and Eleva at market prices. The valuations of Perdigão and Eleva were executed on the basis of the same criteria and as at the baseline date of September 30 2007, according to the reports in  Attachment II (“Shareholders Equity Reports at Market Prices”), and pursuant to the caption sentence of article 264 of the Joint Stock Companies Law, resulting in the exchange ratio of 1 (one) common share issued by Perdigão for each 1.82544855 common share issued by Eleva.

2.3.                             Treatment of Subsequent Equity Variations. The equity variations, which may occur in Eleva’s accounts between the baseline date of the valuation report and the date the Incorporation of Shares becomes effective, shall be borne by Eleva. Following the consummation of the Incorporation of Shares, variations in equity shall be borne by Perdigão through the equity pick-up account.

THIRD CLAUSE

SHARES OF A CORPORATION HELD BY ANOTHER AND SHARES HELD AS TREASURY STOCK

3.1.                             Treatment of the Shares of a Corporation Held by Another. Eleva holds no shares issued by Perdigão. The shares issued by Eleva and held by Perdigão prior to the date on which the Incorporation of Shares was effected due to the acquisition of part of the shares of Eleva held by its controlling shareholders and of the acquisition of the shares of the minority shareholders of Eleva that have agreed to sell their shares in the POS, shall remain in the ownership of Perdigão.

FOURTH CLAUSE

INCREASE IN PERDIGÃO’S CAPITAL STOCK

4.1.                             Increase in Perdigão’s Capital Stock. The Incorporation of Shares shall result in an increase in Perdigão’s capital stock. The value of this increase and the number of shares to be issued shall be established by the Board of Directors within the limits of the authorized capital, following the financial settlement of the POS according to the Economic-Financial Valuation of Eleva. The new shares to be issued by Perdigão shall be paid in with shares issued by Eleva (except those held by Perdigão) and assigned to Eleva’s shareholders (except Perdigão) in accordance with the exchange ratio mentioned in Clause 1.1.

FIFTH CLAUSE

PROJECT FOR STATUTORY AMENDMENTS OF PERDIGÃO

5.1.                             Statutory Amendments. In the light of the Incorporation of Shares, no amendments to Perdigão’s bylaws shall be required, given that the increase in the capital stock with the issue of new shares shall be approved by Perdigão’s Board of Directors  within the limit of its authorized capital, pursuant to Clause 4.1 above.

SIXTH CLAUSE

REASONS FOR THE INCORPORATION OF SHARES

6.1.                             Reasons for the Incorporation of Shares. The managements of Perdigão and Eleva believe that the operation will create shareholder value for both companies, given that it will result in one of the largest players in the meats and dairy-processed product segments in Latin America. In addition, the operation will allow the capture of financial, operational and commercial synergies and tax benefits generated from the amortization of the goodwill resulting from the acquisition of Eleva.

SEVENTH CLAUSE

RIGHT OF WITHDRAWAL AND REIMBURSEMENT VALUE OF THE SHARES

7.1.                             Right of Withdrawal of Perdigão’s Shareholders. The approval of the  Incorporation of Shares shall not confer rights of withdrawal to the shareholders of Perdigão, pursuant to article 137, subsection II of the Corporation Act.

7.2.                             Right of Withdrawal of Eleva’s Shareholders. Pursuant to article 252, paragraph 2 of the Corporation Act, the right of withdrawal shall be guaranteed to Eleva’s shareholders that dissent or abstain from voting in favor of the resolution for the Incorporation of Shares, or are otherwise absent from the pertinent Extraordinary General Shareholders’ Meeting, and that expressly manifest their intention to exercise withdrawal rights within a period of 30 (thirty) day as from the date of publication of the minutes of Extraordinary General Meeting, which approves the Incorporation of Shares. The payment of the respective reimbursement shall be conditional on the execution of the operation pursuant to article 230 of the Corporation Act, and shall be effected by Eleva up to the 3rd (third) business day following the concluding date of the respective operation. The reimbursement of the value of the shares shall only be assured in relation to those shares for which the shareholder can substantiate ownership on the publication date of the first convening notice to the General Meeting of Eleva to deliberate on the Incorporation of Shares or the publication of the announcement to the market with respect to this operation, which ever takes place first, pursuant to article 137 of the Corporation Act.

7.3.                             Reimbursement Value of Eleva’s Shareholders. The dissenting shareholders of Eleva shall have the right to reimbursement of their shares at the value of R$ 8.92 per share based on the most recently approved balance sheet, namely that of September 30 2007. These shareholders may opt for the reimbursement of their shares on the basis of the value of shareholders’ equity at market prices of Eleva, that is R$ 9.34 per share in accordance with the Report of the Shareholders Equity at Market Prices of Eleva.

EIGHTH CLAUSE

APPROVAL BY THE GENERAL SHAREHOLDERS MEETINGS

8.1.                             General Shareholders Meetings. Extraordinary General Meetings of the shareholders of Perdigão and Eleva shall be held for the purpose of implementing the Incorporation of Shares. At the meetings, the respective shareholders shall deliberate on the following matters:

a.               approval of this Protocol and Justification;

b.              ratification of the hiring of Credit Suisse for performing the Economic-Financial Evaluations;

c.               ratification of the hiring of Planconsult Planejamento e Consultoria Ltda. for evaluating the shareholders’ equity of Perdigão and Eleva at market prices;

d.              approval of the Economic-Financial Evaluations;

e.               approval of the valuation reports of the shareholders’ equity of Perdigão and Eleva at market prices

f.                 approval of the exchange ratio pursuant to Clause 1.1;

g.              approval of the Incorporation of Shares;

h.              in the case of Perdigão only, approval of the increase in the authorized capital of Perdigão and authorization in order that the Board of Directors of Perdigão may approve the increase in capital to be executed in the light of the Incorporation of Shares; and

i.                  in the case of Eleva only, authorization for Eleva’s management to subscribe the capital increase of Perdigão as a result of the Incorporation of Shares pursuant to this Protocol and Justification.

NINTH CLAUSE

GENERAL PROVISIONS

9.1.                             Absence of Succession. On the conclusion of the Incorporation of Shares,  Perdigão shall not absorb the goods, rights, assets, obligations and responsibilities of Eleva, which shall maintain its corporate personality integral, there being no succession.

9.2.                             Documents Available to the Shareholders. As from this date, all the documents cited in this Protocol and Justification are available to the shareholders of Perdigão and Eleva and may be consulted at the following addresses: (a) Perdigão’s shareholders at Avenida Escola Politécnica, 760, city and state of São Paulo and (b) Eleva’s shareholders at Avenida das Indústrias, 720, in the city of Porto Alegre, state of Rio Grande do Sul.

9.3.                             Brazilian Anti-Trust System. The operation shall be submitted to the Brazilian anti-trust authorities (Administrative Council of Economic Defense – CADE, Secretariat of Economic Law – SDE and the Secretariat of Economic Monitoring – SEAE

9.4.                             Rights of the New Shares of Perdigão. The shares to be issued by Perdigão subsequent to the Incorporation of Shares shall be entitled to the same rights assigned to the other shares issued by Perdigão as from the date at which the effective Incorporation of Shares occurs.

9.5.                             Amendments. This Protocol and Justification may not be amended, unless the amendment is in writing and approved by the General Meetings of shareholders of Perdigão and Eleva.

9.6.                             Survivorship of Valid Clauses. Should any clauses, provision, term or condition of this Protocol and Justification be considered invalid, the other clauses, provisions, terms and conditions not affected by this defeasance shall remain valid.

9.7.                             Jurisdiction. The parties elect the courts of the jurisdiction of the capital city of the state of São Paulo to settle all doubts or disputes arising from this Protocol and Justification, to the exclusion of any other jurisdiction, however privileged it may be or may become.

IN WITNESS WHEREOF, the parties hereto sign this Protocol and Justification in 2 (two) counterparts of equal content and form and for a single purpose in the presence of two undersigned witnesses.

São Paulo, November 13 2007

[1 of 1 page of signatures of the Protocol and Justification of  Incorporation of Shares, the issue of Eleva Alimentos S.A. by Perdigão S.A.]

PERDIGÃO S.A.

Name: Nildemar Secches	Name: Wang Wei Chang
Position: Chairman of the Board of	Position: Chief Financial Officer and
Directors and Chief Executive Officer	Investor Relations Director

ELEVA ALIMENTOS S.A.

Name: Rami Goldfajn	Name: Claudio Santos
Position: Chief Executive Officer	Position: Chief Financial Officer and
Investor Relations Director

WITNESSES

Name:	Name:
ID:	ID: